NAME OF REGISTRANT
Franklin Custodian Funds
File No. 811-00537

EXHIBIT ITEM No. 77D (a): Policies with respect to securities investments

For the Franklin Income Fund:

The non-fundamental investment policy limiting its investments in illiquid securities to 10% of its assets is amended to such that the Fund may not invest more than 15% of its net assets in illiquid securities.